

news release

Sony Ericsson Selects Zi Corporation to Improve User Experience on New M600 Phone

Zi's New eZiType Technology Brings Word Completion and Typing Correction Features to Sony Ericsson Mobile Phone and E-mail Device

Calgary, AB, Canada, March 27, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Sony Ericsson has embedded Zi's eZiType™ product on its new M600 mobile phone and e-mail device. Zi's technology will empower M600 users with prediction and auto-correction capabilities for its keyboard use improving the users' overall input experience with the new device.

Launched in February 2006, the Sony Ericsson M600 is a powerful, fully-specified e-mail tool and mobile phone with a slim design feature and a touch screen. The M600 is the second Symbian OS 9.1 and UIQ 3.0 enabled phone in the Sony Ericsson portfolio, providing users with the ability to customize the device. Zi's typing correction and word completion technology enable users to take full advantage of the M600's dual function keyboard for sending e-mails or text messages.

"By combining Zi Corporation's innovative word prediction and auto-correction features with the ergonomic design of the M600, text messages, e-mail messages and the overall text input becomes a more intuitive and enjoyable process for all users." said Brendan Press, Head of Enterprise Marketing, Sony Ericsson.

"With industry analysts predicting explosive growth in the mobile e-mail market, the small keyboard-based interface of most devices will present a number of challenges for new users," said Zi Corporation's Chief Technology Officer and Chief Operating Officer Milos Djokovic. "eZiType empowers users with full-word prediction and auto-correction technologies, enhancing the overall user experience with any mobile e-mail device. As one of the first manufacturers to embed eZiType into its mobile e-mail device line-up, Sony Ericsson is enabling M600 users to compose words more quickly and therefore send more messages."

For media interviews or tours at CTIA Wireless (Booth 5821, North Hall) please contact Bethany Caldwell with GBCS PR at +44 (0) 115 948 6901 or e-mail bethany@gbcspr.com. Zi Corporation will also be participating in the Symbian co-marketing program at CTIA (Booth 4127, North Hall).

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About eZiType Keyboard Prediction Technology
Ideal for physical and virtual keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType enhances the mobile e-mail user's text entry experience by improving typing speed and spelling accuracy. Featuring a unique auto-correction feature that automatically presents word corrections for misspelled words combined with Zi's innovative predictive text technology, eZiType eliminates many of the text entry challenges associated with small form factor keyboards by enhancing composition of e-mail and short messages.

About Sony Ericsson
Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely

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change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (Investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

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